Exhibit 99.1

Yandex Announces First Quarter 2017 Financial Results

MOSCOW, Russia and AMSTERDAM, the Netherlands, April 27, 2017 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Q1 2017 Financial Highlights(1)(2)

•	Revenues of RUB 20.7 billion ($366.3 million), up 25% compared with Q1 2016
•	Net income of RUB 0.8 billion ($14.5 million), down 23% compared with Q1 2016; net income margin of 4.0%
•	Adjusted net income of RUB 3.7 billion ($66.5 million), up 18% compared with Q1 2016; adjusted net income margin of 18.2%
•	Adjusted EBITDA of RUB 6.9 billion ($121.9 million), up 19% compared with Q1 2016; adjusted EBITDA margin of 33.3%
•	Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 61.4 billion ($1,088.6 million) as of March 31, 2017

Q1 2017 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 55.4% in Q1 2017, unchanged from Q4 2016 (according to LiveInternet)
•	Search queries in Russia grew 2% compared with Q1 2016
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 12% compared with Q1 2016
•	Average cost per click grew 10% compared with Q1 2016
•	Yandex.Taxi number of rides grew 484% year-on-year compared with Q1 2016
•	Reached settlement with Google and the Russian Federal Antimonopoly Service on Android in Russia

“The recently announced settlement between Yandex, Google, and the FAS will provide real choice to users and move us closer to a level playing field in Russia,” said Arkady Volozh, Chief Executive Officer of Yandex. “We expect this will open the door to market share gains on mobile in 2017 and beyond.”

“Yandex is off to a solid start in 2017 with 25% year-on-year revenue growth in the first quarter,” said Alexander Shulgin, Chief Operating Officer of Yandex. “Continued investments and innovation in the core search business and our business units are delivering results.  I am particularly excited about Yandex.Taxi which delivered 484% growth in rides in Q1.”

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2016 and 2017:

In RUB millions	Three months ended March 31,
	2016	2017	Change
Revenues	16,473	20,652	25%
Ex-TAC revenues[2]	13,083	16,717	28%
Income from operations	2,440	3,375	38%
Adjusted EBITDA[2]	5,770	6,874	19%
Net income	1,069	819	-23%
Adjusted net income[2]	3,168	3,749	18%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 56.3779 to $1.00, the official exchange rate quoted as of March 31, 2017 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended March 31,
	2016	2017	Change
Online advertising revenues:
Yandex properties	11,404	14,356	26%
Advertising network	4,428	5,159	17%
Total online advertising revenues	15,832	19,515	23%
Other	641	1,137	77%
Total revenues	16,473	20,652	25%

Online advertising revenues grew 23% in Q1 2017 compared with Q1 2016 and continued to determine overall top-line performance, contributing 94% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 26% in Q1 2017 compared with Q1 2016 and accounted for 70% of total revenues.

Online advertising revenues from our advertising network increased 17% in Q1 2017 compared with Q1 2016 and contributed 25% of total revenues.

Other revenues grew 77% in Q1 2017 compared with Q1 2016, and were mainly driven by growth in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended March 31,
	2016	2017	Change
Revenues:
Search and Portal	15,147	18,656	23%
E-commerce	1,043	1,295	24%
Taxi	445	778	75%
Classifieds	241	371	54%
Experiments	185	326	76%
Eliminations	(588)	(774)	32%
Total revenues	16,473	20,652	25%

Search and Portal segment includes all our services offered in Russia, Ukraine, Belarus and Kazakhstan, other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment includes our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher international revenues) and Search and Portal in Turkey.

Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2017 Yandex' headcount increased by 214 full-time employees. The total number of full-time employees was 6,485 as of March 31, 2017, an increase of 3% from December 31, 2016, and 19% from March 31, 2016.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended March 31,
	2016	2017	Change
TAC:
Related to the Yandex advertising network	2,495	2,896	16%
Related to distribution partners	895	1,039	16%
Total TAC	3,390	3,935	16%
Total TAC as a % of total revenues	20.6%	19.1%
Other cost of revenues	1,114	1,413	27%
Other cost of revenues as a % of revenues	6.8%	6.8%
Total cost of revenues	4,504	5,348	19%
Total cost of revenues as a % of revenues	27.3%	25.9%

TAC grew 16% in Q1 2017 compared with Q1 2016 and represented 19.1% of total revenues, 150 basis points lower than in Q1 2016 and 20 basis points down compared with Q4 2016. The decrease of partner TAC as a percent of revenues from Yandex advertising network was due to changes in partner revenue mix.

Other cost of revenues in Q1 2017 increased 27% compared with Q1 2016.

Product development

In RUB millions	Three months ended March 31,
	2016	2017	Change
Product development	3,877	4,518	17%
As a % of revenues	23.6%	21.9%

Growth in product development expenses in Q1 2017 primarily reflects salary increases and new hires in 2016.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended March 31,
	2016	2017	Change
Sales, general and administrative	3,258	4,948	52%
As a % of revenues	19.8%	24.0%

SG&A expenses grew faster than revenue, increasing by 52% in Q1 2017 compared to Q1 2016 as we continued to invest in advertising and marketing to support our business units, primarily Taxi.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended March 31,
	2016	2017	Change
SBC expense included in cost of revenues	49	42	-14%
SBC expense included in product development	595	576	-3%

SBC expense included in SG&A	247	340	38%
Total SBC expense	891	958	8%
As a % of revenues	5.4%	4.6%

Total SBC expense increased 8% in Q1 2017 compared with Q1 2016. The increase is primarily related to new equity-based grants made in 2016-2017.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended March 31,
	2016	2017	Change
Depreciation and amortization	2,394	2,463	3%
As a % of revenues	14.5%	11.9%

D&A expense increased 3% in Q1 2017 compared with Q1 2016, primarily reflecting investments in servers and data centers made in 2016 and early 2017, and was partially offset by the currency translation effect related to the D&A expense of our data center in Finland which is denominated in euros.

Income from operations

In RUB millions	Three months ended March 31,
	2016	2017	Change
Income from operations	2,440	3,375	38%

Income from operations increased 38% in Q1 2017 compared with Q1 2016.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended March 31,
	2016	2017	Change
Adjusted EBITDA	5,770	6,874	19%

Adjusted EBITDA increased 19% in Q1 2017 compared with Q1 2016. The growth was driven by our investments in advertising and marketing, primarily related to Taxi, salary increases and new hiring, and was partly offset by the impact of the appreciation of the Russian ruble.

Adjusted EBITDA by segments

In RUB millions	Three months ended March 31,
	2016	2017	Change
Adjusted EBITDA:
Search and Portal	5,911	7,973	35%
E-commerce	380	560	47%
Taxi	-	(1,245)	n/m
Classifieds	(6)	4	n/m
Experiments	(515)	(418)	n/m
Total adjusted EBITDA	5,770	6,874	19%

Adjusted EBITDA of Taxi was negative RUB 1,245 million in Q1 2017, roughly flat compared to Q4 2016, and was mainly related to an increase in our advertising and marketing costs, primarily driven by expansion to the new cities, introduction of minimum fare guarantees to drivers as well as discounts and coupons to our users.

Interest income    in Q1 2017 was RUB 709 million, down from RUB 873 million in Q1 2016.

Interest expense in Q1 2017 was RUB 228 million, down from RUB 350 million in Q1 2016.

Foreign exchange loss in Q1 2017 was RUB 2,205 million, compared with a foreign exchange loss of RUB 1,281 million in Q1 2016. This loss reflects the appreciation of the Russian ruble during Q1 2017 from RUB 60.6569 to $1.00 on December 31, 2016, to RUB 56.3779 to $1.00 on March 31, 2017. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other loss, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2017.

Income tax expense for Q1 2017 was RUB 782 million, up from RUB 713 million in Q1 2016. Our effective tax rate of 48.8% in Q1 2017 was higher than in Q1 2016, primarily due to the effects of certain provisions recognized in Q1 2017 related to the results of prior years’ tax audits. Adjusted for these effects and SBC expense, our effective tax rate for Q1 2017 was 23.8%, compared with 23.4% for the full year 2016 as adjusted for SBC expense and similar provisions in that year.

Net income was RUB 0.8 billion ($14.5 million) in Q1 2017, down 23% compared with Q1 2016, mainly due to foreign exchange loss and an increase in SG&A, which grew faster than total revenue.

Adjusted net income in Q1 2017 was RUB 3.7 billion ($66.5 million), an 18% increase from Q1 2016.

Adjusted net income margin was 18.2% in Q1 2017, compared with 19.2% in Q1 2016.

As of March 31, 2017, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 61.4 billion ($1,088.6 million).

Net cash flow provided by operating activities for Q1 2017 was RUB 5.7 billion ($101.9 million) and capital expenditures were RUB 3.9 billion ($68.6 million).

During Q1 2017, we repurchased $8.0 million in principal of our 1.125% convertible senior notes due 2018, for approximately $7.7 million.

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of March 31, 2017 was 323,638,684 including 278,701,949 Class A shares, 44,936,734 Class B shares, and one Priority share and excluding 6,418,070 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 1.9 million shares, at a weighted average exercise price of $5.28 per share, all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $30.46, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 8.9 million shares, of which RSUs to acquire 2.1 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Please note that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q1 2017 earnings release, including quarterly data for the nine quarters from Q1 2015 through Q1 2017 and annual data for the four years from 2013 through 2016.

Financial outlook

Based on the solid start of the year, we are increasing our revenue guidance, and currently expect our ruble-based revenue to grow in the range of 17% to 20% for the full year 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 27, 2017 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 2296

UK/International: +44 20 7136 2050

Russia: 8 800 500 9311

Passcode: 5501298#

A replay of the call will be available until May 3, 2017. To access the replay, please dial:

US: +1 866 932 5017

UK/International: +44 20 3427 0598

Russia: 810 800 2870 1012

Passcode: 5501298#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/eyegtrfh

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2017. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 27, 2017, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss, net and (6) provision for income taxes, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses adjusted for reduction in income tax attributable to the foreign exchange losses and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax;  less gains/losses from repurchases of our convertible notes adjusted for the related increase/reduction in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income is also adjusted for a loss from the repurchase of $8.0 million in principal of our 1.125% convertible senior notes due 2018 for approximately $7.7 million that we recorded in Q1 2017. We have eliminated this loss from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	March 31,	March 31,
	2016*	2017	2017
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	28,232	19,983	354.4
Term deposits	31,769	35,897	636.7
Investments in debt securities	3,033	2,819	50.0
Accounts receivable, net	7,741	7,556	134.0
Prepaid expenses	1,481	1,510	26.9
Other current assets	2,714	3,241	57.5
Total current assets	74,970	71,006	1,259.5

Property and equipment, net	18,817	20,276	359.6
Intangible assets, net	5,514	5,093	90.3
Goodwill	8,436	8,385	148.7
Long-term prepaid expenses	1,385	1,453	25.9
Term deposits, non-current	-	2,678	47.5
Investments in non-marketable equity securities	1,513	1,567	27.8
Deferred tax assets	662	869	15.4
Other non-current assets	2,811	2,838	50.3
TOTAL ASSETS	114,108	114,165	2,025.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,532	10,142	180.0
Taxes payable	2,963	2,600	46.1
Deferred revenue	2,127	1,976	35.0
Total current liabilities	14,622	14,718	261.1
Convertible debt	18,750	17,173	304.6
Deferred tax liabilities	1,040	1,256	22.3
Other accrued liabilities	1,104	685	12.1
Total liabilities	35,516	33,832	600.1

Commitments and contingencies
Redeemable noncontrolling interests	1,506	1,911	33.9
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 285,019,019 and 285,120,019, Class B: 45,037,734 and 44,936,734, and Class C: 560,235 and 661,235, respectively); shares outstanding (Class A: 277,579,206 and 278,701,949, Class B: 45,037,734 and 44,936,734, and Class C: nil)	284	284	5.0
Treasury shares at cost (Class A: 7,439,813 and 6,418,070, respectively)	(8,368)	(6,943)	(123.2)
Additional paid-in capital	16,579	16,192	287.2
Accumulated other comprehensive income	896	780	13.9
Retained earnings	67,695	68,109	1,208.1
Total shareholders’ equity	77,086	78,422	1,391.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,108	114,165	2,025.0

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2016	2017	2017
	RUB	RUB	$

Revenues	16,473	20,652	366.3
Operating costs and expenses:
Cost of revenues(1)	4,504	5,348	94.9
Product development(1)	3,877	4,518	80.1
Sales, general and administrative(1)	3,258	4,948	87.7
Depreciation and amortization	2,394	2,463	43.7
Total operating costs and expenses	14,033	17,277	306.4
Income from operations	2,440	3,375	59.9
Interest income	873	709	12.6
Interest expense	(350)	(228)	(4.0)
Other loss, net	(1,181)	(2,255)	(40.1)
Net income before income taxes	1,782	1,601	28.4
Provision for income taxes	713	782	13.9
Net income	1,069	819	14.5
Net loss attributable to noncontrolling interests	-	16	0.3
Net income attributable to Yandex N.V.	1,069	835	14.8
Net income per Class A and Class B share:
Basic	3.35	2.58	0.05
Diluted	3.31	2.54	0.05
Weighted average number of Class A and Class B shares outstanding
Basic	319,433,919	323,245,441	323,245,441
Diluted	322,969,840	328,457,556	328,457,556

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	49	42	0.7
Product development	595	576	10.2
Sales, general and administrative	247	340	6.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2016*	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	1,069	819	14.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,923	1,965	34.9
Amortization of intangible assets	471	498	8.8
Amortization of debt discount and issuance costs	262	173	3.1
Share-based compensation expense	891	958	17.0
Deferred income taxes	(116)	17	0.3
Foreign exchange losses	1,281	2,205	39.1
(Gain)/loss from repurchases of convertible debt	(53)	3	0.1
Other	(36)	77	1.3
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(116)	144	2.6
Prepaid expenses and other assets	517	(927)	(16.4)
Accounts payable and accrued liabilities	(331)	(48)	(0.9)
Deferred revenue	(137)	(140)	(2.5)
Net cash provided by operating activities	5,625	5,744	101.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(1,455)	(3,865)	(68.6)
Proceeds from sale of property and equipment	22	6	0.2
Investments in non-marketable equity securities	(220)	(34)	(0.6)
Proceeds from sale of equity securities	-	216	3.8
Investments in term deposits	(21,685)	(40,258)	(714.1)
Maturities of term deposits	24,669	31,438	557.6
Loans (granted)/repaid	(56)	2	0.1
Net cash provided by/(used in) investing activities	1,275	(12,495)	(221.6)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	46	91	1.6
Repurchases of convertible debt	(1,490)	(448)	(7.9)
Payment for contingent consideration	(593)	(195)	(3.5)
Other financing activities	-	73	1.3
Net cash used in financing activities	(2,037)	(479)	(8.5)
Effect of exchange rate changes on cash and cash balances	(1,584)	(1,056)	(18.8)
Net change in cash and cash balances	3,279	(8,286)	(147.0)
Cash and cash balances at beginning of period	25,628	28,810	511.0
Cash and cash balances at end of period	28,907	20,524	364.0

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	24,238	28,232	500.8
Restricted cash, beginning of period	1,390	578	10.2
Cash and cash balances, beginning of period	25,628	28,810	511.0

Cash and cash equivalents, end of period	28,075	19,983	354.4
Restricted cash, end of period	832	541	9.6
Cash and cash balances, end of period	28,907	20,524	364.0

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2016	2017	Change
Total revenues	16,473	20,652	25%
Less: traffic acquisition costs (TAC)	3,390	3,935	16%
Ex-TAC revenues	13,083	16,717	28%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2016	2017	Change
Net income	1,069	819	-23%
Add: depreciation and amortization	2,394	2,463	3%
Add: share-based compensation expense	891	958	8%
Add: compensation expense related to contingent consideration	45	78	73%
Less: interest income	(873)	(709)	-19%
Add: interest expense	350	228	-35%
Add: other loss, net	1,181	2,255	91%
Add: provision for income taxes	713	782	10%
Adjusted EBITDA	5,770	6,874	19%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2016	2017	Change
Net income	1,069	819	-23%
Add: SBC expense	891	958	8%
Less: reduction in income tax attributable to SBC expense	(14)	(12)	-14%
Add: compensation expense related to contingent consideration	45	78	73%
Add: foreign exchange losses	1,281	2,205	72%
Less: decrease in income tax attributable to foreign exchange losses	(260)	(431)	66%
Less: (gain)/loss from repurchases of convertible debt	(53)	3	-106%
Add: increase/(reduction) in income tax attributable to gain/(loss) from repurchases of convertible debt	13	(1)	-108%
Add: amortization of debt discount	262	173	-34%
Less: reduction in income tax attributable to amortization of debt discount	(66)	(43)	-35%
Adjusted net income	3,168	3,749	18%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2017	819	4.0%	6,055	6,874	33.3%	41.1%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense, other loss, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2017	819	4.0%	2,930	3,749	18.2%	22.4%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses (as adjusted for the decrease in income tax attributable to the losses), gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

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Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

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